PRETIVM

VALUE THROUGH GOLD

PVG:TSX/NYSE | pretivm.com

2016

LETTER TO THE SHAREHOLDERS











LETTER FROM THE CHAIRMAN
ROBERT QUARTERMAIN

Dear Fellow Shareholders:

2015 was a transformational year for our company – we made the decision to advance the Brucejack Project into production, continuing the evolution from an exploration company to a low-cost gold producer. This is a significant milestone for Pretivm, and it has been accomplished through the dedication and hard work of our employees and contractors, as well as the support of our shareholders and the communities of northern British Columbia who share an interest in our success. The production decision culminated from a number of milestones we achieved in 2015, and I would like to take a moment to review these with you.

Our 2015 Accomplishments

In January, we concluded an $80 million private placement with Zijin Mining, China's largest gold mining company. Other key investors elected to maintain their pro-rata position in Pretivm; collectively these investments provided us with $99 million.

On March 27, we received the BC Environmental Assessment Certificate for the Brucejack Project from the British Columbia Minister of the Environment and Minister of Energy and Mines. In 2013 and 2014, we dedicated a considerable amount of time and resources, including the filing of over 15,000 pages of documents, to ensure we received the Certificate in the timeframe required to advance the Brucejack Project. Our team worked closely with government agencies and First Nations to ensure our Brucejack Project will be constructed, operated and decommissioned with minimal environmental impact.

On April 2, we announced a Cooperation and Benefits Agreement with the Nisga'a Nation. This Agreement, which provides for jobs and commercial opportunities, as well as training and other economic benefits for Nisga'a citizens, was the culmination of three years of constructive discussions. We will continue to dialogue with local First Nations with interests in the area of our project to ensure positive economic benefits from Brucejack extend to local communities.

On July 31, we announced receipt of a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment. The timeliness of the Decision in light of the scrutiny and review by a wide variety of interested parties, speaks to the quality of the data provided and the minimal environmental impact of our underground operation. On September 1, we announced receipt of our Mines Act Permit and our Environmental Management Act Permit, which allowed us to commence construction at the site.

We initiated construction financing discussions with interested financing parties in the fall of 2014. On September 15, we announced a US$540 million construction financing package with Orion Mine Finance Group and Blackstone Tactical Opportunities Fund. This financing package allowed us to make a construction decision and commence construction immediately.

The financing package is comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement for US$40 million. The precious metals stream agreement is both capped at ounces defined by our current reserve, and callable under terms which enable us to repurchase it. This unique feature is different from other streams in the precious metals industry and benefits our shareholders by allowing us to repurchase the stream or, if not repurchased, preserving our exposure to all gold and silver identified and mined beyond our current reserves.

The last two years have been challenging in the precious metal space and financing dollars have been scarce. Our ability to arrange a competitive and flexible financing package that preserves Brucejack's long-term upside potential for our shareholders, demonstrates the quality of Pretivm's high-grade gold asset.

Putting this financing package together drew on a number of professionals both inside and external to Pretivm and was successfully executed under the leadership of our President Joe Ovsenek with support from Tom Yip our CFO and Michelle Romero, VP Corporate.

Regional Exploration Potential

We undertook a regional drill program that was extremely successful in demonstrating the long-term potential at Brucejack. Drilling a kilometer east of the Valley of the Kings at the newly discovered Flow Dome Zone, Hole VU-657 intersected 9 meters grading 21.87 grams per tonne gold. Within the same zone, Hole VU-666 intersected 0.5 meters grading 8,600 grams per tonne gold at a downhole depth of 1,266 meters. Both of these drill holes demonstrate the potential for a significant mine life beyond the 18 years projected from the current reserve and provide significant long term upside and exposure to gold for our shareholders.

Our People

In 2015, we added personnel to complement our team. In January, Tom Yip accepted the role of Chief Financial Officer. Tom has 25 years of financial experience in the resource industry from

exploration through production. Having been a member of our Board of Directors for four years, Tom has an intimate knowledge of the company, and will provide his expertise as we transition to producer.

With the closing of the Zijin financing in January, Mr. Shaoyang Shen, an executive with Zijin joined our Board. Mr. Shen has extensive international experience in the resource industry, and we look forward to his counsel. In October, we were pleased to have Dr. Nicole Adshead-Bell join the Board. Dr. Adshead-Bell has over 20 years of experience in the mining sector and capital markets and brings relevant expertise to the Board.

Following our Annual General Meeting in May, after five years as President and CEO of Pretivm, I was elevated to Chairman to focus on the Board and broader corporate strategy. Joe Ovsenek, with whom I have been working with for 20 years, five of those at Pretivm, was promoted to President in recognition of his contribution to the leadership of the company. Joe has extensive experience in corporate development and mine finance and is responsible for management of the day-to-day operations of Pretivm, as our focus shifts to engineering and the on budget and on schedule execution of the Project. Additionally, Michelle Romero, who has been with the company since inception, was promoted to Vice President, Corporate, and Kevin Torpy, who has experience working at high-grade underground mines in Alaska, was promoted to General Manager.

2016: Fully Funded

The tempo of our activities has continued into 2016, with an updated capital cost estimate for the Brucejack Project of US$697 million, released in February. We saw an overall cost reduction in US dollar terms from our June 2014 Feasibility Study Update, largely due to the weakening Canadian dollar. With the revised capital estimate in hand, we completed a marketed transaction and private placement which raised US$146 million. This financing provided the remaining funds needed to construct Brucejack in order to commence gold production in the second half of 2017, some six years after completing our initial public offering.

Advancing the Project

As I write this letter, we currently have 450 employees and contractors at site on a two week rotation, and are expending over $1 million per day as we construct the project. Many of the workers are from local communities in northern British Columbia, with almost 20% representing 17 different First Nations from British Columbia.

After receipt of all major permits last fall, we commenced the civil works for site preparation for our 330-person camp and the 2,700-tonnes-per-day mill facility, and cleared the route for our 57-kilometer transmission line. Crews are working underground and advancing development at over 20 meters per day. Our site is reached via a 75-kilometer access road from Highway 37. Earlier this year we concluded a road maintenance agreement with Tsetsaut Ventures Ltd. of the Tsetsaut Skii km Lax Ha, who have


WE CONTINUE TO MEET THE MILESTONES NECESSARY TO ACHIEVE OUR TARGET OF BUILDING THE MINE ON SCHEDULE AND ON BUDGET.

been supportive of our project these last five years and who have developed capacity to provide many services to the project.

I wish to acknowledge our many employees and contractors who are advancing the project. The leadership of our operations, construction and engineering teams have the considerable breadth and depth to continue to meet the milestones necessary to achieve our target of building the mine on schedule and on budget.

With the achievement of so many accomplishments, 2015 was a year of considerable success for the company and satisfaction for me, personally. Five years ago, we had the thesis that there could be mineable high-grade gold mineralization in the Valley of the Kings. Working with our team, many of whom have been with the company since inception, we will see our thesis come to fruition next year with the production of gold from our high-grade Brucejack Project. We should celebrate these accomplishments that have come from the hard work, dedication and support of our employees, our contractors, our partners, and you – our shareholders.

Sincerely,

Robert A. Quartermain
Chairman and Chief Executive Officer







Head Office

Suite 2300, Four Bentall Centre,
1055 Dunsmuir Street
PO Box 49334,
Vancouver BC V7X 1L4

Tel: 604 558 1784

Fax: 604 558 4784

www.pretivm.com

Common Share Listing

Toronto Stock Exchange PVG
New York Stock Exchange PVG

Capitalization

CUSIP 74139C102

Issued (as at March 31, 2016)
177,264,160

Fully Diluted (as at March 31, 2016)
186,350,110

Transfer Agent and Registrar

Computershare
N.A. toll free 800 564 6253
www.computershare.com

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia Canada

PRETIVM






MECH. / ELECT.
MINERS